Filed by STERIS plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: STERIS plc

Filer’s SEC File No.: 001-37614

Date: November 6, 2018

STERIS Announces Financial Results for Fiscal 2019 Second Quarter

•	Second quarter revenue grows 7% as reported and 9% on a constant currency organic basis

•	As reported EPS grows 21% and adjusted EPS grows 17%

•	Company increases outlook for full year fiscal 2019

•	Company plans redomicile to Ireland

DERBY, U.K. - (November 6, 2018) - STERIS plc (NYSE: STE) (“STERIS” or the “Company”) today announced financial results for its fiscal 2019 second quarter ended September 30, 2018. Revenue as reported for the quarter increased 7% to $679.0 million compared with $634.2 million in the second quarter of fiscal 2018, with growth across all segments. Constant currency organic revenue (see Non-GAAP Financial Measures) growth was 9% for the second quarter of fiscal 2019.

“We continue to see strong demand from our Customers, which is reflected in our higher than anticipated second quarter revenue,” said Walt Rosebrough, President and Chief Executive Officer of STERIS. “Based on our performance to date and plans for the rest of the year, we are increasing our full year expectation for constant currency organic revenue growth to 5-6%, and the range for our adjusted earnings per diluted share is now $4.74 - $4.84. We are pleased with our progress across the business and look forward to completing another record year.”

As reported, net income for the second quarter was $77.5 million, or $0.91 per diluted share, compared with net income of $64.5 million, or $0.75 per diluted share in the second quarter of fiscal 2018. Adjusted net income (see Non-GAAP Financial Measures) for the second quarter of fiscal 2019 was $93.6 million, or $1.10 per diluted share, compared with adjusted net income for the previous year’s second quarter of $80.3 million or $0.94 per diluted share.

Segment Results

Healthcare Products revenue as reported grew 6% in the quarter to $321.5 million compared with $302.1 million in the second quarter of fiscal 2018, driven by 12% growth in capital equipment revenue and 6% growth in service revenue during the quarter. Consumable revenue increased 1% in the second quarter, with growth limited by divestitures. Constant currency organic revenue growth for Healthcare Products was 11% during the quarter. Healthcare Products operating income was $72.5 million compared with $63.2 million in last year’s second quarter. The increase in profitability was primarily due to the increased volume and favorable currency offset by continued investment in research and development spending.

Healthcare Specialty Services as reported revenue grew 7% in the quarter to $124.6 million compared with $116.1 million in the second quarter of fiscal 2018. Constant currency organic revenue growth was also 7%. Healthcare Specialty Services operating income was $15.5 million compared with $16.0 million in last year’s second quarter, primarily due to investments in outsourced reprocessing in the United States.

Fiscal 2019 second quarter revenue for Applied Sterilization Technologies increased 7% as reported to $135.7 million compared with $126.5 million in the same period last year. Constant currency organic revenue increased 8%. The underlying driver of growth was increased volume from the segment’s core medical device Customers. Segment operating income increased to $53.5 million in the second quarter of fiscal 2019 compared with operating income of $48.5 million in the same period last year, due primarily to the revenue growth.

Life Sciences second quarter revenue as reported grew 9% to $97.2 million compared with $89.5 million in the second quarter of fiscal 2018, driven primarily by 27% growth in capital equipment revenue in the quarter. In addition, consumables and service revenue each grew 2% in the quarter. Constant currency organic revenue grew 9% in the quarter. Operating income was $33.3 million compared with $31.3 million in the prior year’s second quarter, driven primarily by volume.

Cash Flow

Net cash provided by operations for the first six months of fiscal 2019 was $226.7 million, compared with $217.4 million in fiscal 2018. Free cash flow (see Non-GAAP Financial Measures) for the first six months of fiscal 2019 was $169.7 million compared with $144.0 million in the prior year. The improvement in free cash flow is primarily due to an increase in net income and the timing of capital spending.

Fiscal 2019 Outlook

Based on first half results and expectations for the remainder of the year, the Company is increasing its full year expectations for constant currency organic revenue growth from 4-5% to 5-6%. As reported revenue is anticipated to grow approximately 5%. As reported revenue is expected to be negatively impacted by approximately $30 million, with the impact of divestitures being about $25 million plus $5 million of negative impact from currency based on the forward rates as of September 30, 2018.

As a result of increased expectations for revenue, as well as a lower effective tax rate, adjusted earnings per diluted share are now anticipated to be in the range of $4.74 - $4.84, increased from prior expectations of $4.63 - $4.75. Reflected in the revised outlook for earnings is an adjusted effective tax rate of approximately 20%, reduced from prior expectations of 21-22%.

Free cash flow for fiscal 2019 is expected to be approximately $340 million, and capital spending is anticipated to be approximately $190 million.

Dividend Announcement

STERIS’s Board of Directors has authorized a quarterly interim dividend of $0.34 per share. The dividend is payable December 21, 2018 to shareholders of record at the close of business on November 28, 2018.

Company Plans Redomicile to Ireland

STERIS is also announcing today that it intends to redomicile the Company from the United Kingdom to Ireland. If approved by STERIS shareholders, the proposed redomiciliation would occur through a court-approved scheme of arrangement under English law, and STERIS shareholders will receive one ordinary share in the new Irish parent company (“STERIS Ireland”) for each ordinary share of the current U.K. parent that they hold. The Company anticipates that, for U.S. tax purposes, shareholders owning less than five percent of the ordinary shares outstanding will not recognize a gain or loss on the receipt of STERIS Ireland ordinary shares.

Given the protracted uncertainty surrounding the outcome of negotiations between the United Kingdom and the European Union regarding the terms of the United Kingdom’s withdrawal from the European Union (“Brexit”), STERIS has evaluated many alternatives. Following this evaluation, the Board concluded that redomiciling to Ireland is the best path forward for STERIS to preserve certain financial benefits it currently enjoys as a company domiciled in a European Union member country, including preserving the benefits of certain treaty arrangements. A redomiciliation is not expected to materially change the day-to-day operations of the business, and STERIS anticipates that the ordinary shares of STERIS Ireland will trade on the New York Stock Exchange under ticker symbol “STE”. Additional information regarding the redomiciliation will be available in the Joint Proxy and Registration Statement on Form S-4, which will be filed today with the U.S. Securities and Exchange Commission (the “SEC”). The costs associated with the planned redomiciliation are excluded from adjusted earnings per diluted share presented in this release.

Conference Call

As previously announced, STERIS management will host a conference call today at 10:00 a.m. Eastern time. The conference call can be heard live over the Internet at www.steris-ir.com or via phone by dialing 1-833-535-2199 in the United States or 1-412-902-6776 internationally, then asking to join the conference call for STERIS plc.

For those unable to listen to the conference call live, a replay will be available beginning at 12:00 p.m. Eastern Time on November 6, 2018, either over the Internet at www.steris-ir.com or via phone. To access the replay of the call, please use the access code 10124898 and dial 1-877-344-7529 in the United States or 1-412-317-0088 internationally.

About STERIS

STERIS’s mission is to help our Customers create a healthier and safer world by providing innovative healthcare and life science product and service solutions around the globe. For more information, visit www.steris.com.

Investor Contact:

Julie Winter, Senior Director, Investor Relations

Julie_Winter@steris.com

+1 440 392 7245

Media Contact:

Stephen Norton, Senior Director, Corporate Communications

Stephen_Norton@steris.com

+1 440 392 7482

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

No Offer or Solicitation

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Non-GAAP Financial Measures

Adjusted net income, free cash flow and constant currency organic revenue are non-GAAP measures that may be used from time to time and should not be considered replacements for GAAP results. Non-GAAP financial measures are presented in this release with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented. The Company believes that the presentation of these non-GAAP financial measures, when considered along with our GAAP financial measures, provides a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure.

Adjusted net income excludes the amortization of intangible assets acquired in business combinations, acquisition-related transaction costs, integration costs related to acquisitions, the re-measurement of deferred taxes and taxation of prior unremitted earnings impacts of the TCJA, and certain other unusual or non-recurring items. STERIS believes this measure is useful because it excludes items that may not be indicative of or are unrelated to our core operating results and provides a baseline for analyzing trends in our underlying businesses.

The Company defines free cash flow as cash flows from operating activities less purchases of property, plant, equipment and intangibles, plus proceeds from the sale of property, plant, equipment, and intangibles. STERIS believes that free cash flow is a useful measure of the Company’s ability to fund future principal debt repayments and growth outside of core operations, pay cash dividends, and repurchase ordinary shares.

To measure the percentage organic revenue growth, the Company removes the impact of significant acquisitions and divestitures that affect the comparability and trends in revenue. To measure the percentage constant currency organic revenue growth, the impact of changes in currency exchange rates and acquisitions and divestitures that affect the comparability and trends in revenue are removed. The impact of changes in currency exchange rates is calculated by translating current year results at prior year average currency exchange rates.

Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. These adjusted financial measures should not be considered in isolation or as a substitute for reported sales, gross profit, operating income, net earnings and net earnings per diluted share, the most directly comparable GAAP financial measures. These non-GAAP financial measures are an additional way of viewing aspects of the Company’s operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures below, provide a more complete understanding of the business. The Company strongly encourage investors and shareholders to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Forward-Looking Statements

This release and the referenced conference call may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to STERIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described in STERIS’s securities filings, including Item 1A of STERIS’s Annual Report on Form 10-K for the year ended March 31, 2018. Many of these important factors are outside of STERIS’s control. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products are summaries only and should not be considered the specific terms of the product clearance or literature. Unless legally required, STERIS does not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the receipt of approval of STERIS’s shareholders of the redomiciliation transaction, (b) any regulatory or court approvals required for the redomiciliation transaction not being obtained on the terms expected or on the anticipated schedule, (c) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the redomiciliation transaction, (d) operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the redomiciliation transaction, (e) STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated, (f) changes in tax laws or interpretations that could increase our consolidated tax liabilities, including, if the redomiciliation transaction is consummated, changes in tax laws that would result in STERIS Ireland being treated as a domestic corporation for United States federal tax purposes, (g) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, (h) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (i) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation those relating to FDA warning notices or letters, government investigations, the outcome of any pending FDA requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services or otherwise affect STERIS’s performance, results, prospects or value, (j) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (k) the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s products and services, (l) the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services, (m) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s 10-K for the year ended March 31, 2018 and other securities filings, may adversely impact STERIS’s performance, results, prospects or value, (n) the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and the Company’s ability to respond to such impacts, (o) the impact on STERIS and its operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto, (p) the possibility that anticipated financial results or benefits of recent acquisitions, or of STERIS’s restructuring efforts, or of recent divestitures will not be realized or will be other than anticipated, and (q) the effects of contractions in credit availability, as well as the ability of STERIS’s Customers and suppliers to adequately access the credit markets when needed.

Additional Information and Where to Find It

In connection with the issuance of ordinary shares of STERIS Ireland to STERIS shareholders pursuant to the redomiciliation transaction, both companies will file relevant materials with the SEC, including a Registration Statement on Form S-4 that contains a prospectus of STERIS Ireland as well as a proxy statement of STERIS relating to the scheme of arrangement that forms a part of the redomiciliation transaction, which we refer to together as the Joint Proxy and Registration Statement on Form S-4.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY AND REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REDOMICILIATION TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE REDOMICILIATION TRANSACTION, THE PARTIES TO THE REDOMICILIATION TRANSACTION AND THE RISKS ASSOCIATED WITH THE REDOMICILIATION TRANSACTION. Those documents, if and when filed, as well as STERIS’s and STERIS Ireland’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at STERIS’s website at www.steris-ir.com or by contacting STERIS Investor Relations at 440-392-7245.

Participants in the Solicitation

STERIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Joint Proxy and Registration Statement on Form S-4. Information about the directors and executive officers of STERIS is set forth in its Annual Report on Form 10-K for the year ended March 31, 2018, which was filed with the SEC on May 30, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on June 5, 2018. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy and Registration Statement on Form S-4.

STERIS is organized under the laws of England and Wales. STERIS Ireland will be organized under the laws of Ireland. Some of the officers and directors of STERIS and STERIS IRELAND are or will be residents of countries other than the United States. As a result, it may not be possible to sue STERIS, STERIS Ireland or such persons in a non-US court for violations of U.S. securities laws. It may be difficult to compel STERIS, STERIS IRELAND and their respective affiliates to subject themselves to the jurisdiction and judgment of a U.S. court or for investors to enforce against them the judgments of U.S. courts.

STERIS plc

Consolidated Condensed Statements of Operations

(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$678,961	$634,159	$1,317,719	$1,242,123
Cost of revenues	394,297	367,762	764,005	719,959

Gross profit	284,664	266,397	553,714	522,164
Operating expenses:
Selling, general, and administrative	162,312	153,879	320,718	310,216
Research and development	15,773	13,974	31,993	27,978
Restructuring expense	—	27	—	78

Total operating expenses	178,085	167,880	352,711	338,272

Income from operations	106,579	98,517	201,003	183,892
Non-operating expense, net	11,320	11,170	22,693	22,291
Income tax expense	17,764	22,903	30,537	38,942

Net income	$77,495	$64,444	$147,773	$122,659
Net income attributable to noncontrolling interest	38	(15)	325	123

Net income (loss) attributable to shareholders	$77,457	$64,459	$147,448	$122,536

Earnings per ordinary share (EPS) data:
Basic	$0.92	$0.76	$1.74	$1.44

Diluted	$0.91	$0.75	$1.72	$1.43

Cash dividends declared per share outstanding	$0.34	$0.31	$0.65	$0.59
Weighted average number of shares outstanding used in EPS computation:
Basic number of shares outstanding	84,537	85,199	84,611	85,145
Diluted number of shares outstanding	85,477	85,869	85,493	85,795

STERIS plc

Consolidated Condensed Balance Sheets

(In thousands)

	September 30,	March 31,
	2018	2018
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$209,921	$201,534
Accounts receivable, net	490,952	528,066
Inventories, net	230,828	205,731
Other current assets	47,819	54,326

Total Current Assets	979,520	989,657
Property, plant, and equipment, net	986,213	1,010,524
Goodwill and intangible assets, net	3,008,866	3,160,764
Other assets	46,691	39,389

Total Assets	$5,021,290	$5,200,334

Liabilities and Equity
Current liabilities:
Accounts payable	$125,549	$135,866
Other current liabilities	247,043	262,596

Total Current Liabilities	372,592	398,462
Long-term debt	1,267,723	1,316,001
Other liabilities	255,998	268,571
Equity	3,124,977	3,217,300

Total Liabilities and Equity	$5,021,290	$5,200,334

STERIS plc

Segment Data

Financial information for each of the segments is presented in the following table. We disclose a measure of segment income that is consistent with the way management operates and views the business. The accounting policies for reportable segments are the same as those for the consolidated Company. Segment income is calculated as the segment’s gross profit less direct costs and indirect costs if the resources are dedicated to a single segment. Corporate costs include corporate and administrative functions, public company costs, legacy post-retirement benefits, and certain services and facilities related to distribution and research and development that are shared by multiple segments.

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(In thousands)	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment Revenues:
Healthcare Products	$321,505	$302,094	$613,515	$591,158
Healthcare Specialty Services	124,554	116,111	246,803	229,545
Life Sciences	97,165	89,461	182,120	170,396
Applied Sterilization Technologies	135,737	126,493	275,281	251,024

Total Segment Revenues	$678,961	$634,159	$1,317,719	$1,242,123

Segment Operating Income:
Healthcare Products	$72,468	$63,159	$134,190	$126,283
Healthcare Specialty Services	15,461	15,950	28,415	30,294
Life Sciences	33,266	31,303	63,131	58,173
Applied Sterilization Technologies	53,468	48,528	109,619	96,522

Total Reportable Segments	174,663	158,940	335,355	311,272
Corporate	(46,985)	(38,173)	(93,027)	(84,006)

Total Segment Operating Income	$127,678	$120,767	$242,328	$227,266
Less: Adjustments
Amortization of property “step up” to fair value	615	649	1,226	1,267
Amortization of acquired intangible assets	16,956	17,171	35,013	33,473
Acquisition and integration related charges	2,707	3,393	4,378	7,422
(Gain) on fair value adjustment of acquisition related contingent consideration	—	—	(842)	—
Net loss on divestiture of businesses	221	1,010	663	1,134
Redomiciliation costs	600	—	887	—
Restructuring charges	—	27	—	78

Total operating income	$106,579	$98,517	$201,003	$183,892

STERIS plc

Consolidated Condensed Statements of Cash Flows

(In thousands)

	Six Months Ended
	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Operating Activities:
Net income	$147,773	$122,659
Non-cash items	92,100	106,033
Changes in operating assets and liabilities	(13,171)	(11,315)

Net cash provided by operating activities	226,702	217,377

Investing Activities:
Purchases of property, plant, equipment, and intangibles, net	(62,549)	(75,420)
Proceeds from sale of property, plant, equipment and intangibles	5,547	2,075
Proceeds from the sale of businesses, net of cash divested	(196)	1,313
Purchases of investments	(4,955)	—
Acquisition of businesses, net of cash acquired	—	(29,509)
Other	(6,003)	—

Net cash used in investing activities	(68,156)	(101,541)

Financing Activities:
Payments on long-term obligations	(85,000)	(15,000)
Proceeds (payments) under credit facilities, net	52,093	(38,199)
Acquisition related deferred or contingent consideration	(685)	(1,876)
Deferred financing fees and debt issuance costs	(298)	(44)
Repurchases of shares	(55,902)	(20,652)
Cash dividends paid to shareholders	(55,005)	(50,280)
Stock option and other equity transactions, net	4,936	6,706

Net cash provided by financing activities	(139,861)	(119,345)
Effect of exchange rate changes on cash and cash equivalents	(10,298)	16,219

Increase in cash and cash equivalents	8,387	12,710
Cash and cash equivalents at beginning of period	201,534	282,918

Cash and cash equivalents at end of period	$209,921	$295,628

The following table presents a financial measure which is considered to be “non-GAAP financial measures” under Securities Exchange Commission rules. Free cash flow is defined by the Company as cash flows from operating activities less purchases of property, plant, equipment and intangibles, net (capital expenditures) plus proceeds from the sale of property, plant, equipment and intangibles. The Company uses free cash flow as a measure to gauge its ability to fund future debt principal repayments, growth outside of core operations, repurchase shares, and pay cash dividends. STERIS’s calculation of free cash flow may vary from other companies.

	Six Months Ended
	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Calculation of Free Cash Flow:
Cash flows from operating activities	$226,702	$217,377
Purchases of property, plant, equipment, and intangibles, net	(62,549)	(75,420)
Proceeds from the sale of property, plant, equipment, and intangibles	5,547	2,075

Free Cash Flow	$169,700	$144,032

Twelve Months Ended March 31,
2019
(Outlook)*
Calculation of free cash flow for outlook:
Cash flows from operating activities	$530,000
Purchases of property, plant, equipment, and intangibles, net	(190,000)

Free Cash Flow	$340,000

*	All amounts are estimates.

STERIS plc

Non-GAAP Financial Measures

(In thousands, except per share data)

Non-GAAP financial measures are presented with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented.

Management and the Board of Directors believe that the presentation of these non-GAAP financial measures, when considered along with our GAAP financial measures and the reconciliation to the corresponding GAAP financial measures, provide the reader with a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. It is important for the reader to note that the non-GAAP financial measure used may be calculated differently from, and therefore may not be comparable to, a similarly titled measure used by other companies.

To measure the percentage organic revenue growth, the Company removes the impact of acquisitions and divestitures that affect the comparability and trends in revenue. To measure the percentage constant currency organic revenue growth, the impact of changes in currency exchange rates and acquisitions and divestitures that affect the comparability and trends in revenue are removed. The impact of changes in currency exchange rates is calculated by translating current year results at prior year average currency exchange rates.

	Three months ended September 30, (unaudited)
	As reported, GAAP		Impact of Acquisitions	Impact of Divestitures	Impact of Currency Movements	GAAP growth	Organic growth	Constant currency organic growth
Segment Revenues:	2018	2017	2018	2017	2018	2018	2018	2018
Healthcare Products	$321,505	$302,094	$—	$(9,811)	$(1,413)	6.4%	10.0%	10.5%
Healthcare Specialty Services	124,554	116,111	—		(167)	7.3%	7.3%	7.4%
Life Sciences	97,165	89,461	—	—	(262)	8.6%	8.6%	8.9%
Applied Sterilization Technologies	135,737	126,493	—	—	(429)	7.3%	7.3%	7.6%

Total	$678,961	$634,159	$—	$(9,811)	$(2,271)	7.1%	8.7%	9.1%

	Six months ended September 30, (unaudited)
	As reported, GAAP		Impact of Acquisitions	Impact of Divestitures	Impact of Currency Movements	GAAP growth	Organic growth	Constant currency organic growth
Segment Revenues:	2018	2017	2018	2017	2018	2018	2018	2018
Healthcare Products	$613,515	$591,158	$—	$(19,681)	$291	3.8%	7.4%	7.3%
Healthcare Specialty Services	246,803	229,545	—	—	1,801	7.5%	7.5%	6.7%
Life Sciences	182,120	170,396	—	—	986	6.9%	6.9%	6.3%
Applied Sterilization Technologies	275,281	251,024	—	—	3,717	9.7%	9.7%	8.2%

Total	$1,317,719	$1,242,123	$—	$(19,681)	$6,795	6.1%	7.8%	7.2%

	Three months ended September 30, (unaudited)
	Gross Profit		Income from Operations		Net income attributable to shareholders		Diluted EPS
	2018	2017	2018	2017	2018	2017	2018	2017
GAAP	$284,664	$266,397	$106,579	$98,517	$77,457	$64,459	$0.91	$0.75
Adjustments:
Amortization of property “step up” to fair value	651	671	615	649
Amortization of acquired intangible assets	71	28	16,956	17,171
Acquisition and integration related charges	425	213	2,707	3,393
Net loss on divestiture of businesses	—	—	221	1,010
Restructuring charges	—	—	—	27
Redomiciliation costs	—	—	600	—
Net impact of adjustments after tax*					16,173	15,836
Net EPS impact							0.19	0.19

Adjusted	$285,811	$267,309	$127,678	$120,767	$93,630	$80,295	$1.10	$0.94

	Six months ended September 30, (unaudited)
	Gross Profit		Income from Operations		Net income attributable to shareholders		Diluted EPS
	2018	2017	2018	2017	2018	2017	2018	2017
GAAP	$553,714	$522,164	$201,003	$183,892	$147,448	$122,536	$1.72	$1.43
Adjustments:
Amortization of property “step up” to fair value	1,299	1,307	1,226	1,267
Amortization of acquired intangible assets	171	50	35,013	33,473
Acquisition and integration related charges	1,012	329	4,378	7,422
(Gain) on fair value adjustment of acquisition related contingent consideration	—	—	(842)	—
Net loss on divestiture of businesses	—		663	1,134
Restructuring charges	—	—	—	78
Redomiciliation costs	—	—	887	—
Net impact of adjustments after tax*					31,828	30,960
Net EPS impact							0.38	0.36

Adjusted	$556,196	$523,850	$242,328	$227,266	$179,276	$153,496	$2.10	$1.79

*	The tax expense includes both the current and deferred income tax impact of the adjustments.

FY 2019 Outlook	Twelve Months Ended March 31, 2019
(Outlook)**
Net Income per diluted share	$3.99 - $4.09
Amortization of property “step up” to fair value	0.02
Amortization of acquired intangible assets	0.64
Acquisition and integration related charges	0.04
Redomiciliation costs	0.05

Adjusted net income per diluted share	$4.74 - $4.84

**	All amounts are estimates.

STERIS plc

Unaudited Supplemental Financial Data

Second Quarter Fiscal 2019

For Periods Ending September 30, 2018 and 2017

	FY 2019	FY 2018	FY 2019	FY 2018
Total Company Revenues	Q2	Q2	YTD	YTD
Consumables	$147,172	$141,241	$294,743	$289,103
Service	$364,302	$347,602	$724,270	$681,961

Total Recurring	$511,474	$488,843	$1,019,013	$971,064

Capital Equipment	$167,487	$145,316	$298,706	$271,059

Total Revenues	$678,961	$634,159	$1,317,719	$1,242,123

United Kingdom Revenues	$44,527	$54,587	$92,007	$107,309
United Kingdom Revenues as a % of Total	7%	9%	7%	9%
United States Revenues	$481,233	$446,708	$928,773	$869,667
United States Revenues as a % of Total	71%	70%	70%	70%
International Revenues	$153,201	$132,864	$296,939	$265,147
International Revenues as a % of Total	23%	21%	23%	21%

Segment Data	Q2	Q2	YTD	YTD
Healthcare Products
Revenues
Consumables	$101,680	$100,844	$202,094	$204,532
Service	86,415	81,815	170,515	161,626

Total Recurring	188,095	182,659	372,609	366,158

Capital Equipment	133,410	119,435	240,906	225,000

Total Healthcare Products Revenues	$321,505	$302,094	$613,515	$591,158

Segment Operating Income	72,468	63,159	134,190	126,283

Healthcare Specialty Services
Healthcare Services Revenues	$124,554	$116,111	$246,803	$229,545

Segment Operating Income	15,461	15,950	28,415	30,294

Life Sciences
Revenues
Consumables	$38,466	$37,639	$78,687	$75,958
Service	28,887	28,347	54,507	52,682

Total Recurring	67,353	65,986	133,194	128,640

Capital Equipment	29,812	23,475	48,926	41,756

Total Life Sciences Revenues	$97,165	$89,461	$182,120	$170,396

Segment Operating Income	33,266	31,303	63,131	58,173

Applied Sterilization Technologies
Applied Sterilization Technologies Revenues	$135,737	$126,493	$275,281	$251,024

Segment Operating Income	$53,468	$48,528	$109,619	$96,522
Corporate
Operating Loss	$(46,985)	$(38,173)	$(93,027)	$(84,006)

Other Data	Q2	Q2	YTD	YTD
Healthcare Products Backlog	$203,229	$150,386	n/a	n/a
Life Sciences Backlog	61,472	69,773	n/a	n/a

Total Backlog	$264,701	$220,159	n/a	n/a

GAAP Income Tax Rate	18.6%	26.2%	17.1%	24.1%
Adjusted Income Tax Rate	19.5%	26.7%	18.2%	25.1%

This supplemental data is consistent with publicly disclosed information provided in quarterly conference calls, earnings releases and SEC filings, and is subject to all definitions, precautions and limitations contained in those disclosures. Please see the Company’s most recent 10-K for definitions (and reconciliation where appropriate) of adjusted measures, backlog, free cash flow and net debt.